Exhibit 99.1

The Hague, April 14, 2008

AEGON appoints Marco Keim to lead Dutch unit

AEGON N.V. has appointed Marco Keim as Chief Executive Officer of AEGON The Netherlands and member of the Management Board*), effective June 1, 2008. Since 2002, Mr. Keim, 45, has served as CEO of the Swiss Life activities in the Netherlands.

“We’re delighted that Marco will become CEO of AEGON The Netherlands. Over recent years, he has built a strong track record as an executive and has gained a broad knowledge of the insurance industry. The Netherlands continues to be an important market for us. We have set ambitious growth targets for the Dutch market and we have every confidence that Marco is the right person for this position,” said Alexander Wynaendts, AEGON’s chairman-elect of the Executive Board.

AEGON in the Netherlands is a leading life insurance and pension company and the country’s largest provider of group pensions. Last year, AEGON The Netherlands accounted for almost a fifth of AEGON’s assets under management and more than 17% of operating earnings before tax. AEGON The Netherlands employs approximately 6,200 people.

“Becoming CEO of AEGON The Netherlands is a logical next step for me in my career. After nine great years at Swiss Life, it is now time for a new challenge. For me, this challenge will come not only in the Netherlands, but also internationally as a member of AEGON’s Management Board. I look forward to working with all AEGON The Netherlands’ employees and providing fresh leadership as together we strive to achieve the ambitious growth targets we have set for ourselves,” said Marco Keim.

Marco Keim’s appointment is subject to regulatory approval.

*)	The Management Board of AEGON N.V. consists of the members of the Executive Board and the CEOs of AEGON USA, AEGON UK and AEGON The Netherlands.

Investor Relations: +31 (0)70 344 83 05 (NL)    +1 877 548 96 68 (USA)    |    Media Relations: +31 (0)70 344 83 44 (NL)

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Biography

MARCO B.A. KEIM

CEO AEGON The Netherlands

Age: 45; Nationality: Dutch

Marco Keim began his career with Coopers & Lybrand/Van Dien Accountants. Educated at the universities of Nyenrode, Utrecht, Rotterdam and Amsterdam, he continued his career with aircraft builder Fokker Aircraft and NS Reizigers B.V., part of the Dutch railway company NS Group. In 1999, Mr. Keim joined Zwitserleven as Board Member. About six months later, still being a Board Member, he became Director of Marketing & Sales. In 2002, Mr. Keim was appointed in his current role, CEO of the Swiss Life activities in the Netherlands.

1987-1990:	Worked as Assistant Accountant in the international accounting practice Coopers & Lybrand/Van Dien Accountants.

1990-1996:	Worked in various functions at Fokker Aircraft, first as a Financial Services Manager at Aircraft Financing & Trading Holding, and later as a Manager Account Development at Fokker Aircraft.

1996-1999:	Worked for NS Reizigers, part of the Dutch railway company NS Group, as Head Marketing Services and member of the Management Team Marketing & Sales.

1999:	Joined Zwitserleven, the Dutch division of Swiss Life as Member of the Executive Board. In 2002, he was appointed CEO of the Swiss Life activities in the Netherlands. He is also a Member of the European Management Board of Swiss Life.

Marco Keim is member of the Board of the Verbond van Verzekeraars, the Dutch association of insurance companies, and Chairman of the Supervisory Board of ESC N.V., the organization that administers the pension fund of (former) Shell employees that used to work in Curaçao.

Education:

Post Graduate – Accounting – Vrije Universiteit Amsterdam (1990)

MSc Economics – Erasmus Universiteit Rotterdam (1988)

Master of Law – Universiteit van Utrecht (1988)

Master of Business Administration – Universiteit Nyenrode (1983)

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension groups, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 30,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia, with major operations in the United States, the Netherlands and the United Kingdom.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

ABOUT AEGON THE NETHERLANDS

AEGON The Netherlands is one of the country’s leading providers of life insurance and pensions, with millions of customers and approximately 6,200 employees. AEGON The Netherlands has its headquarters in The Hague, but also has offices in Leeuwarden, Groningen and Nieuwegein. Over 2007, AEGON The Netherlands operating earnings before tax amounted to EUR 362 million, while its value of new business amounted to EUR 51 million.

CONTACT INFORMATION

Group Corporate Communications & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States
Analysts & Investors	+31 (0)70 344 83 05	+1 877 548 9668 (toll free)
Media	+31 (0)70 344 83 44
E-mail	gca-ir@aegon.com	ir@aegonusa.com
Website	www.aegon.com

FORWARD LOOKING STATEMENTS

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

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